Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(the “Company”)

Summary of the Resolutions Adopted by the

Annual General Ordinary Shareholders' Meeting

held on April 26, 2022.

I.       Presentation and, if applicable, approval of the reports referred to article 28, section IV, of the Securities Market Law including the presentation of the financial statements for the year ended on December 31, 2021 and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

The following were presented and approved: (i) the report of the Audit and Corporate Practices Committee in terms of article 43 of the Securities Market Law; (ii) the report of the Chief Executive Officer in terms of article 28, section IV, subsection b) and article 44, section XI of the Securities Market Law, together with the opinion of the external auditor; (iii) the opinion of the Board of Directors on the Chief Executive Officer's report; (iv) the report of the Board of Directors referred to in Article 172, paragraph b) of the General Law of Business Corporations on the principal accounting and information policies and criteria followed in the preparation of the Company's financial information; (v) the report of the Board of Directors referred to in Article 28, Section IV, paragraph e) of the Securities Market Law on the activities and operations of the Company in which said board participated; and (vi) the Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2021, which show a net profit of MXN$2,120,551,000.00 (two billion one hundred twenty million five hundred fifty-one thousand pesos 00/100).

Each and every one of the acts performed by the Board of Directors, by the Audit and Corporate Practices Committee, by the Compensations and Nominations Committee, by the Chairman, by the Chief Executive Officer, by the Secretary, by the Deputy Secretary and by the officers of the Company in the performance of their duties during fiscal year ended December 31, 2021 were ratified and approved and released from all liability derived from the performance of their duties, to which effect they are granted the most extensive severance payment that may be applicable in compliance with the law.

II.	Resolutions regarding the allocation of the final results for the fiscal year ended on December 31, 2021.

It was resolved that the net profits of the Company and subsidiaries obtained for the fiscal year ended December 31, 2021, which amount to MXN$2,120,551,000.00 (two billion one hundred twenty million five hundred fifty-one thousand pesos 00/100), be applied to the “retained earnings account” of prior years. Likewise, it was noted that the legal reserve of the Company amounts to MXN$291,178,000.00 (two hundred ninety-one million one hundred seventy-eight thousand pesos 00/100) as of the date of the meeting.

III.	Resolutions of (i) the amount that could be allocated to the purchase of Company´s shares in accordance with article 56, section IV, of the Securities Market Law; and (ii) the report regarding the policies and resolutions adopted by the Board of Directors of the Company, regarding the purchase and sale of such shares.

It was resolved that during the current fiscal year 2022 no resources will be allocated for the purchase of the Company shares.

IV.	Appointment and/or ratification of the members of the Board of Directors, of the secretary, Deputy Secretary and principal officers of the Company.

(i)	It was resolved to ratify Mr. Brian H. Franke as Chairman and member of the Board of Directors of the Company.

(ii)	It was resolved to ratify Alfonso González Migoya, Stanley L. Pace, William Dean Donovan, John Slowik, José Luis Fernández Fernández, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain and Mónica Aspe Bernal as members of the Board of Directors of the Company, and it is acknowledged and ratified that they also continue to qualify as independent directors in terms of the established in Article 26 of the Securities Market Law.

(iii)	It was resolved to ratify Mr. Harry F. Krensky, Mr. Enrique Javier Beltranena Mejicano, Mr. William A. Franke and Mr. Marco Andrés Baldocchi Kriete as members of the Board of Directors of the Company.

(iv)	It was resolved to ratify Mr. José Carlos Silva Sánchez-Gavito as substitute member for Mr. John Slowik, Mr. José Luis Fernández Fernández and Mr. Joaquín Alberto Palomo Déneke, indistinctly, and Mr. Eugenio Macouzet de León as substitute member for Ricardo Maldonado Yañez, and it was acknowledged and ratified that they also continue to qualify as independent in terms of the established in Article 26 of the Securities Market Law.

(v)	It was resolved to ratify Mr. Andrew Broderick as substitute member for Mr. William A. Franke and Mr. Brian H. Franke, indistinctly, and Mr. Rodrigo Antonio Escobar Nottebohm as substitute member for Mr. Marco Andrés Baldocchi Kriete.

(vi)	It was resolved to accept the resignation of Mr. Jaime Esteban Pous Fernández as Secretary of the Board of Directors of the Company, without being a member thereof, which was submitted on April 26, 2022.

It was resolved to ratify all acts carried out in the performance of his duties as Secretary of the Board of Directors, irrevocably and unconditionally releasing him from any liability he may have incurred in the legal performance of his duties, granting him the fullest severance payment that may be required by law, and also releasing him from any obligation or liability to the Company, and the Company undertakes to hold him harmless and indemnify him for any liability incurred in the legal performance of his duties. Likewise, it was resolved that the Company does not reserve any claim or action, whether civil, commercial or of any nature, present or future, against him, derived from the legal performance of his duties in the Company.

(vii)	It was resolved to appoint Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Board of Directors of the Company, without being a member thereof.

(viii)	It was resolved to ratify Ms. Isela Cervantes Rodríguez as Deputy Secretary of the Board of Directors of the Company, without being a member thereof.

(ix)	It was approved to ratify Mr. Enrique Javier Beltranena Mejicano as Executive President and Chief Executive Officer of the Company.

(x)	It was resolved to ratify Mr. José Luis Fernández Fernández as Chairman and Mr. John Slowik and Mr. Joaquín Alberto Palomo Déneke as members of the Audit and Corporate Practices Committee.

(xi)	It was resolved to ratify Mr. José Carlos Silva Sánchez-Gavito, as substitute member of the Audit and Corporate Practices Committee.

(xii)	It was resolved to accept the resignation of Mr. Jaime Esteban Pous Fernández as Secretary of the Audit and Corporate Practices Committee, without being a member thereof, which was submitted on April 26, 2022.

It was resolved to ratify all acts carried out in the performance of his duties as Secretary of the Audit and Corporate Practices Committee, irrevocably and unconditionally releasing him from any liability he may have incurred in the legal performance of his duties, granting him the fullest severance payment that may be required by law, and also releasing him from any obligation or liability to the Company, and the Company undertakes to hold him harmless and indemnify him for any liability incurred in the legal performance of his duties. Likewise, it was resolved that the Company does not reserve any claim or action, whether civil, commercial or of any nature, present or future, against him, derived from the legal performance of his duties in the Company.

(xiii)	It was resolved to appoint Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Audit and Corporate Practices Committee, without being a member thereof.

(xiv)	It was resolved to accept the resignation of Ms. Isela Cervantes Rodriguez as Deputy Secretary of the Audit and Corporate Practices Committee, without being a member thereof, which was submitted on April 26, 2022.

It was resolved to ratify all acts carried out in the performance of her duties as Deputy Secretary of the Audit and Corporate Practices Committee, irrevocably and unconditionally releasing her from any liability he may have incurred in the legal performance of her duties, granting her the fullest severance payment that may be required by law, and also releasing her from any obligation or liability to the Company, and the Company undertakes to hold her harmless and indemnify her for any liability incurred in the legal performance of her duties. Likewise, it was resolved that the Company does not reserve any claim or action, whether civil, commercial or of any nature, present or future, against her, derived from the legal performance of her duties in the Company.

(xv)	It was resolved to appoint Miss. Blanca Nora García Leal as Deputy Secretary of the Audit and Corporate Practices Committee, without being a member of thereof.

(xvi)	It was resolved to ratify Mr. Marco Baldocchi Kriete as Chairman of the Compensations and Nominations Committee of the Company.

(xvii)	It was resolved to ratify Mr. Rodrigo Antonio Escobar Nottebohm as substitute member of Mr. Marco Baldocchi Kriete.

(xviii)	It was resolved to ratify Mr. Harry F. Krensky and Mr. Brian H. Franke as members of the Compensations and Nominations Committee.

(xix)	It was resolved to ratify Mr. Ricardo Maldonado Yáñez and Mr. Eugenio Macouzet de León, as Secretary and Deputy Secretary of the Compensations and Nominations Committee, respectively, both without being members of thereof.

(xx)	It was resolved to appoint Mr. Enrique Javier Beltranena Mejicano as member of the Compensations and Nominations Committee, which was submitted on April 26, 2022.

It was resolved to ratify all acts carried out in the performance of his duties as member of the Compensations and Nominations Committee, irrevocably and unconditionally releasing him from any liability he may have incurred in the legal performance of his duties, granting him the fullest severance payment that may be required by law, and also releasing him from any obligation or liability to the Company, and the Company undertakes to hold him harmless and indemnify him for any liability incurred in the legal performance of his duties. Likewise, it was resolved that the Company does not reserve any claim or action, whether civil, commercial or of any nature, present or future, against him, derived from the legal performance of his duties in the Company.

(xxi)	It was resolved that the Board of Directors determines the removal, ratification or appointment of the Secretary and/or Deputy Secretary of the Board of Directors, and/or members of the Audit and Corporate Practices Committee, other than the Chairman of such Committee, and/or the Compensations and Nominations Committee and/or any committee that, from time to time, may be incorporated to assist the Board of Directors in the performance of its activities. For purposes of the foregoing, the Meeting granted and conferred upon the Board of Directors all powers and faculties necessary according to law, in connection with the foregoing.

(xxii)	It was resolved that in connection with the performance of its duties, the Company undertakes to hold harmless the members of its Board of Directors, the Secretary and the Deputy Secretary, the members and the Secretaries and Deputy Secretaries of the Compensations and Nominations Committee and of the Audit and Corporate Practices Committee, the Executive President and Chief Executive Officer of the Company, its executives and officers, in connection with any claim, lawsuit, process or investigation initiated in the United Mexican States (Mexico) or abroad, including any of the countries in which the Company's shares are registered or listed, other securities issued based on such shares or other fixed or variable income securities or securities representing any kind of debt issued by the Company itself, in which such persons may be parties in their capacity as members of the Board of Directors of the Company, the Secretary and Deputy Secretary, the members and the Secretaries and Deputy Secretaries of the Compensations and Nominations Committee and of the Audit and Corporate Practices Committee, the Chief Executive Officer and Chief Executive Officer of the Company, their executives or officers, respectively, including the payment of any damages or losses that may have been caused and the amounts necessary to reach, if deemed appropriate, a settlement, as well as the totality of the fees and expenses of the attorneys and other advisors hired to protect the interests of such persons in the aforementioned cases, in the understanding that the Board itself is empowered to determine in the aforementioned cases, if it deems convenient to hire the services of attorneys and other advisors other than those who are advising the Company in the corresponding case.

V.	Appointment and/or ratification of the chairman of the Audit and Corporate Practices Committee of the Company.

It was approved to ratify Mr. José Luis Fernández Fernández as Chairman of the Audit and Corporate Practices Committee of the Company.

VI.	Resolutions regarding the compensation to the members of the Board of Directors, Audit and Corporate Practices Committee, Compensations and Nominations Committee and the secretary of the Board of Directors of the Company.

It was resolved to approve the payment of fees to the Chairman of the Board of Directors, the independent directors, the other Members and Substitutes and the Secretary of the Board of Directors, the members of the Audit and Corporate Practices Committee, the members of the Compensations and Nominations Committee and the members of any other working group that may be constituted to assist in the activities and functions of the Board of Directors, for each meeting of the Board of Directors and/or the Audit and Corporate Practices Committee and/or the Compensations and Nominations Committee attended, as follows:

(i)	Chairman of the Board of Directors: Fixed annual payment of USD$150,000.00 (one hundred thousand and fifty dollars 00/100 legal currency of the United States of America) and USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person or remotely.

(ii)	Non-independent members of the Board of Directors: (other than the chairman): Fixed annual payment of USD$50,000.00 (fifty thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(iii)	Independent members of the Board of Directors: Fixed annual payment of USD$50,000.00 (fifty thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely, as well as any other rights granted to them in terms of the shares plan they belong to.

(iv)	Secretary of the Board of Directors: Fixed annual payment of USD$25,000.00 (twenty-five thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(v)	Members of the Audit and Corporate Practices Committee: Fixed annual payment of USD$10,000.00 (ten thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(vi)	Secretary of the Audit and Corporate Practices Committee: USD$1,000.00 (one thousand dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(vii)	Members of the Compensations and Nominations Committee: USD$1,000.00 (one thousand dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(viii)	Secretary of the Compensations and Nominations Committee: USD$1,000.00 (one thousand dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

(ix)	Members of any other working group that may be constituted to assist in the activities and functions of the Board of Directors: USD$1,000.00 (one thousand dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) if attended remotely.

Likewise, it was approved that during the time that the health emergency declaration remains in effect due to force majeure generated by the COVID-19 (Coronavirus), declared a pandemic by the World Health Organization, and in order to duly comply with health protocols and safe distance measures, the attendance of board members, members of committees, working groups and secretaries to meetings by telephone or other remote means, shall be considered as in person attendance for the purposes of payment of the compensation approved in this resolution.

It was approved that the aforementioned persons and their substitutes be reimbursed for the expenses incurred to attend and participate in the meetings of the Board of Directors and Committees, in accordance with the Company's policies. It is understood that the substitute members of any of the aforementioned corporate bodies and the Deputy Secretary shall receive the compensation for attending the meetings that would correspond to the member and Secretary, only when the latter do not attend and, therefore, the substitute member or Deputy Secretary precisely substitutes the member or Secretary, respectively.

VII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

The delegates of the meeting were appointed to appear, indistinctly, before any notary public of their choice to formalize all or part of the meeting minutes, to arrange, if applicable, the registration, by themselves or through the person they designate, of the corresponding instrument in the Public Registry of Commerce of Mexico City and to carry out all acts necessary to comply with the resolutions adopted by the meeting; being expressly authorized to issue the necessary certificates of all or part of these minute.

Delegates of the meeting were appointed to indistinctly subscribe and file all kinds of certificates and documents and take all kinds of actions before the National Banking and Securities Commission, the Mexican Stock Exchange, the S. D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (Securities Deposit Institution), and any national or foreign authority, as well as any other public or private company or institution, in connection with the resolutions approved by this meeting.